SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Jan-06

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,400,238	0.49646%	0.23018%
Share	Common, nominative, no nominal price and book-entry share				117	0.00002%	0.00001%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred , nominative, no nominal price and book- entry share	Unibanco	Sale	23-Jan	21,667	16.70	361,730.57
		Investshop	Security lending**	23-Jan	5,200	16.93	88,036.00
		Investshop	Security lending**	26-Jan	30,000	17.29	518,550.00

			Total Sales	-	56,867	-	968,316.57
Share	Preferred , nominative, no nominal price and book- entry share	Investshop	Purchase	5-Jan	1,000	16.06	16,055.00
		Unibanco	Purchase	23-Jan	43,334	4.66	201,719.77

			Total Purchase	-	44,334	-	217,774.77
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,387,705	0.49646%	0.23018%
Share	Common, nominative, no nominal price and book-entry share				117	0.00002%	0.00001%

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,400,234	0.61400%	0.38455%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Operations in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred , nominative, no nominal price and book- entry share	Unibanco	Sale	23-Jan	21,667	16.70	361,730.57
		Investshop	Security lending**	23-Jan	5,200	16.93	88,036.00
		Investshop	Security lending**	26-Jan	30,000	17.29	518,550.00

			Total Sales	-	56,867	-	968,316.57
Share	Preferred , nominative, no nominal price and book- entry share	Investshop	Purchase	5-Jan	1,000	16.06	16,055.00
		Unibanco	Purchase	23-Jan	43,334	4.66	201,719.77

			Total Purchase	-	44,334	-	217,774.77
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,387,701	0.61400%	0.38455%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(**)	The transactions refer to security lending activity.
(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:	The information by group must be supplied in these consolidated data – members of the Board of Directors,
Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Jan-06

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( ) Board of Directors	(x) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				1,748,971	0.28532%	0.13228%
Share	Common, nominative, no nominal price and book-entry share				196	0.00003%	0.00002%
Initial Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Initial Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				700	-	-
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred , nominative, no nominal price and book- entry share	Unibanco	Sale	30-Jan	8,333	18.32	152,618.90
		Unibanco	Sale	23-Jan	10,667	16.70	178,085.57
		Unibanco	Sale	23-Jan	3,333	16.70	55,644.44
		Unibanco	Sale	30-Jan	4,500	16.70	75,127.50
		Unibanco	Sale	23-Jan	6,333	16.70	105,729.44
		Unibanco	Sale	26-Jan	3,333	17.88	59,577.38
		Unibanco	Sale	24-Jan	6,333	17.29	109,465.91
		Unibanco	Sale	23-Jan	30,000	16.70	500,850.00
		Unibanco	Sale	10-Jan	4,500	16.48	74,137.50
		Investshop	Sale	20-Jan	54	16.77	905.31
		Investshop	Sale	20-Jan	1,000	16.90	16,900.00
		Investshop	Sale	20-Jan	5,000	16.90	84,500.00
		Investshop	Sale	20-Jan	6,700	16.90	113,230.00
		Investshop	Sale	20-Jan	300	16.90	5,070.00
		Investshop	Sale	20-Jan	4,400	16.78	73,810.00
		Investshop	Sale	20-Jan	200	16.78	3,355.00
		Unibanco	Sale	30-Jan	4,500	18.32	82,417.50
		Unibanco	Sale	27-Jan	16,667	18.32	305,256.11
		Unibanco	Sale	23-Jan	5,333	16.70	89,034.44
		Unibanco	Sale	23-Jan	4,500	16.70	75,127.50
		Unibanco	Sale	27-Jan	2,590	18.32	47,435.85
		Unibanco	Sale	23-Jan	15,000	16.70	250,425.00
		Unibanco	Sale	16-Jan	611	16.34	9,983.74
		Unibanco	Sale	23-Jan	7,500	16.70	125,212.50
		Unibanco	Sale	31-Jan	3,333	18.63	62,077.13
		Investshop	Sale	5-Jan	3,500	16.07	56,227.50
		Unibanco	Sale	24-Jan	7,917	17.29	136,845.35
		Unibanco	Sale	21-Jan	2,552	18.32	46,739.88
		Unibanco	Sale	23-Jan	6,334	16.70	105,746.13
		Unibanco	Sale	23-Jan	13,333	16.70	222,594.44
		Unibanco	Sale	23-Jan	10,000	16.70	166,950.00
		Investshop	Sale	26-Jan	23,300	17.95	418,235.00
		Unibanco	Sale	26-Jan	10,667	17.88	190,672.63
		Investshop	Sale	3-Jan	600	15.25	9,150.00
		Unibanco	Sale	24-Jan	800	17.29	13,828.00
		Unibanco	Sale	23-Jan	6,666	16.70	111,288.87
			Total Sales	-	240,689	-	4,134,254.46
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Purchase	30-Jan	16,667	4.66	77,584.89
		Unibanco	Purchase	23-Jan	21,334	4.66	99,309.77
		Unibanco	Purchase	23-Jan	6,667	4.66	31,034.89
		Unibanco	Purchase	30-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	23-Jan	12,667	4.66	58,964.89
		Unibanco	Purchase	26-Jan	6,667	4.66	31,034.89
		Unibanco	Purchase	24-Jan	12,667	4.66	58,964.89
		Unibanco	Purchase	23-Jan	30,000	4.66	139,650.00
		Unibanco	Purchase	10-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	30-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	27.01	33,334	4.66	155,169.77
		Unibanco	Purchase	23.01	10,667	4.66	49,654.89
		Unibanco	Purchase	23.01	9,000	4.66	41,895.00
		Unibanco	Purchase	27-Jan	8,667	4.66	40,344.89
		Unibanco	Purchase	23-Jan	30,000	4.66	139,650.00
		Unibanco	Purchase	16-Jan	1,300	3.45	4,485.00
		Unibanco	Purchase	23-Jan	15,000	4.66	69,825.00
		Unibanco	Purchase	16-Jan	5,667	4.66	26,379.89
		Unibanco	Purchase	31-Jan	6,667	4.66	31,034.89
		Unibanco	Purchase	24-Jan	15,834	4.66	73,707.27
		Unibanco	Purchase	21-Jan	10,000	4.66	46,550.00
		Unibanco	Purchase	23-Jan	12,667	4.66	58,964.89
		Unibanco	Purchase	23-Jan	26,667	4.66	124,134.89
		Unibanco	Purchase	23-Jan	20,000	4.66	93,100.00
		Unibanco	Purchase	20-Jan	24,000	4.66	111,720.00
		Unibanco	Purchase	26-Jan	21,334	4.66	99,309.77
		Unibanco	Purchase	27-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	24-Jan	4,667	4.66	21,724.89
		Unibanco	Purchase	23-Jan	13,334	4.66	62,069.77
		Unibanco	Purchase	2-Jan	60,000	3.52	211,440.00
			Total Purchase	-	471,474	-	2,125,284.97
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				1,982,123	0.28162%	0.13057%
Share	Common, nominative, no nominal price and book-entry share				196	0.00003%	0.00002%
Final Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Final Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				700	-	-

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors	( x ) Board of Officers		( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				1,748,648	0.35280%	0.22096%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred , nominative, no nominal price and book- entry share	Unibanco	Sale	30-Jan	8,333	18.32	152,618.90
		Unibanco	Sale	23-Jan	10,667	16.70	178,085.57
		Unibanco	Sale	23-Jan	3,333	16.70	55,644.44
		Unibanco	Sale	30-Jan	4,500	16.70	75,127.50
		Unibanco	Sale	23-Jan	6,333	16.70	105,729.44
		Unibanco	Sale	26-Jan	3,333	17.88	59,577.38
		Unibanco	Sale	24-Jan	6,333	17.29	109,465.91
		Unibanco	Sale	23-Jan	30,000	16.70	500,850.00
		Unibanco	Sale	10-Jan	4,500	16.48	74,137.50
		Investshop	Sale	20-Jan	54	16.77	905.31
		Investshop	Sale	20-Jan	1,000	16.90	16,900.00
		Investshop	Sale	20-Jan	5,000	16.90	84,500.00
		Investshop	Sale	20-Jan	6,700	16.90	113,230.00
		Investshop	Sale	20-Jan	300	16.90	5,070.00
		Investshop	Sale	20-Jan	4,400	16.78	73,810.00
		Investshop	Sale	20-Jan	200	16.78	3,355.00
		Unibanco	Sale	30-Jan	4,500	18.32	82,417.50
		Unibanco	Sale	27-Jan	16,667	18.32	305,256.11
		Unibanco	Sale	23-Jan	5,333	16.70	89,034.44
		Unibanco	Sale	23-Jan	4,500	16.70	75,127.50
		Unibanco	Sale	27-Jan	2,590	18.32	47,435.85
		Unibanco	Sale	23-Jan	15,000	16.70	250,425.00
		Unibanco	Sale	16-Jan	611	16.34	9,983.74
		Unibanco	Sale	23-Jan	7,500	16.70	125,212.50
		Unibanco	Sale	31-Jan	3,333	18.63	62,077.13
		Investshop	Sale	5-Jan	3,500	16.07	56,227.50
		Unibanco	Sale	24-Jan	7,917	17.29	136,845.35
		Unibanco	Sale	21-Jan	2,552	18.32	46,739.88
		Unibanco	Sale	23-Jan	6,334	16.70	105,746.13
		Unibanco	Sale	23-Jan	13,333	16.70	222,594.44
		Unibanco	Sale	23-Jan	10,000	16.70	166,950.00
		Investshop	Sale	26-Jan	23,300	17.95	418,235.00
		Unibanco	Sale	26-Jan	10,667	17.88	190,672.63
		Investshop	Sale	3-Jan	600	15.25	9,150.00
		Unibanco	Sale	24-Jan	800	17.29	13,828.00
		Unibanco	Sale	23-Jan	6,666	16.70	111,288.87
			Total Sales	-	240,689	-	4,134,254.46
Share	Preferred , nominative, no nominal price and book- entry share	Unibanco	Purchase	30-Jan	16,667	4.66	77,584.89
		Unibanco	Purchase	23-Jan	21,334	4.66	99,309.77
		Unibanco	Purchase	23-Jan	6,667	4.66	31,034.89
		Unibanco	Purchase	30-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	23-Jan	12,667	4.66	58,964.89
		Unibanco	Purchase	26-Jan	6,667	4.66	31,034.89
		Unibanco	Purchase	24-Jan	12,667	4.66	58,964.89
		Unibanco	Purchase	23-Jan	30,000	4.66	139,650.00
		Unibanco	Purchase	10-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	30-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	27.01	33,334	4.66	155,169.77
		Unibanco	Purchase	23.01	10,667	4.66	49,654.89
		Unibanco	Purchase	23.01	9,000	4.66	41,895.00
		Unibanco	Purchase	27-Jan	8,667	4.66	40,344.89
		Unibanco	Purchase	23-Jan	30,000	4.66	139,650.00
		Unibanco	Purchase	16-Jan	1,300	3.45	4,485.00
		Unibanco	Purchase	23-Jan	15,000	4.66	69,825.00
		Unibanco	Purchase	16-Jan	5,667	4.66	26,379.89
		Unibanco	Purchase	31-Jan	6,667	4.66	31,034.89
		Unibanco	Purchase	24-Jan	15,834	4.66	73,707.27
		Unibanco	Purchase	21-Jan	10,000	4.66	46,550.00
		Unibanco	Purchase	23-Jan	12,667	4.66	58,964.89
		Unibanco	Purchase	23-Jan	26,667	4.66	124,134.89
		Unibanco	Purchase	23-Jan	20,000	4.66	93,100.00
		Unibanco	Purchase	20-Jan	24,000	4.66	111,720.00
		Unibanco	Purchase	26-Jan	21,334	4.66	99,309.77
		Unibanco	Purchase	27-Jan	9,000	4.66	41,895.00
		Unibanco	Purchase	24-Jan	4,667	4.66	21,724.89
		Unibanco	Purchase	23-Jan	13,334	4.66	62,069.77
		Unibanco	Purchase	2-Jan	60,000	3.52	211,440.00
			Total Purchase	-	471,474	-	2,125,284.97
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				1,981,800	0.35280%	0.22096%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%

Note: The difference between the final and the initial balance mentions alteration in the Board of Officers advice composition.
(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(1)	In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:	The information by group must be supplied in these consolidated data – members of the Board of Directors,
Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.